EXHIBIT 12.4
SIERRA PACIFIC POWER COMPANY
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
(Dollars in Millions)

	Years Ended December 31,
	2015	2014	2013	2012	2011

Earnings available for fixed charges:
Net income	$83	$87	$55	$84	$60
Add (deduct):
Income tax expense	47	47	33	40	31
Fixed charges	61	63	62	66	70
Capitalized interest (allowance for borrowed funds used during construction)	(2)	(2)	(2)	(2)	(2)
	106	108	93	104	99

Total earnings available for fixed charges	$189	$195	$148	$188	$159

Fixed charges -
Interest expense	61	63	62	66	70
Total fixed charges	$61	$63	$62	$66	$70

Ratio of earnings to fixed charges	3.1x	3.1x	2.4x	2.8x	2.3x